FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 0-29742

                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F X                    Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes____                         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are hereby attached hereto and incorporated by reference herein:


1. Press Release: Retalix Announces Conference Call to Discuss Second Quarter Results And Reaffirms Its Guidance for FY 2005. Dated: July 5, 2005.

2. Press Release: The IJ Company, a Top U.S. Foodservice Distributor, Selects the Retalix Power Enterprise Software Suite. Dated: July 5, 2005.

3. Press Release: Retalix Forms Alliance with Fujistu Korea For Sales and Support in South Korea. Dated: July 12, 2005.

4. Press Release: Kum & Go Convenience Stores Moves to Reduce Out-Of-Stocks Using Retalix Demand Analytix. Dated: July 18, 2005.

5. Press Release: Tesco Begins Worldwide Upgrade of Stores to Retalix StoreLine V8 and Retalix PocketOffice. Dated: July 26, 2005.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                   Retalix Limited
                                   (Registrant)

       Date: August 1, 2005     By:/s/ Guy Geri
                                   ------------------------
                                   Guy Geri, Controller

                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

10.1 Press Release: Retalix Announces Conference Call to Discuss Second Quarter Results And Reaffirms Its Guidance for FY 2005. Dated: July 5, 2005.

10.2 Press Release: The IJ Company, a Top U.S. Foodservice Distributor, Selects the Retalix Power Enterprise Software Suite. Dated: July 5, 2005.

10.3 Press Release: Retalix Forms Alliance with Fujistu Korea For Sales and Support in South Korea. Dated:
                           July 12, 2005.

10.4 Press Release: Kum & Go Convenience Stores Moves to Reduce Out-Of-Stocks Using Retalix Demand Analytix.
                           Dated: July 18, 2005.

10.5 Press Release: Tesco Begins Worldwide Upgrade of Stores to Retalix StoreLine V8 and Retalix PocketOffice. Dated: July 26, 2005.

                                  EXHIBIT 10.1


CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
(310) 231-8600                                          Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940

FOR IMMEDIATE RELEASE



                  Retalix Announces Conference Call to Discuss
                             Second Quarter Results
                     And Reaffirms Its Guidance for FY 2005

Ra'anana, Israel, July 5, 2005 -- Retalix Ltd. (Nasdaq: RTLX) announced today that it will be holding a conference call to discuss results for the second quarter of 2005 on Tuesday, August 9, 2005 at 10:30 AM EST (7:30 AM PST and 17:30 Israeli Time). Participating in the call will be Retalix CEO Barry Shaked, Retalix CFO Danny Moshaioff and Retalix USA CEO Victor Hamilton. Second quarter results will be released on Tuesday, August 9, 2005 at 5:00 AM EST (2:00 AM PST and 12:00 Israeli Time).

Retalix reaffirms its previously stated guidance that it anticipates total revenues for FY 2005 to exceed $185 million, and annual net income for FY 2005 to exceed $15 million.

The conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Retalix web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix web site for 90 days.

About Retalix Ltd.

Retalix Ltd., with North American headquarters in Dallas, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 50 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #

                                  EXHIBIT 10.2


CCG Investor Relations                                  Retalix USA
Crocker Coulson, President                              Victor Hamilton, CEO
(310) 231-8600                                          (469) 241-8400
crocker.coulson@ccgir.com                               infousa@retalix.com

FOR IMMEDIATE RELEASE

               The IJ Company, a Top U.S. Foodservice Distributor, Selects the Retalix Power Enterprise Software Suite

Dallas, TX, July 5, 2005 - Retalix USA (NASDAQ: RTLX) announced today that The IJ Company, one of the top ten foodservice distributors in the U.S., has selected the Retalix Power Enterprise software suite for a company-wide implementation.

The Retalix Power Enterprise suite will provide The IJ Company with a single, synchronized solution for Enterprise Resource Planning, Customer Relationship Management, Warehouse Management with Productivity and Voice Directed Distribution, and Business Intelligence.

Power Enterprise was developed by IDS, a leading supplier of distribution and warehouse management solutions, which Retalix acquired in April 2005.

The IJ Company, based in Knoxville, Tennessee, was ranked # 10 on the Top 50 Foodservice Distributors in the U.S. according to a 2005 survey by ID. The company serves thousands of foodservice outlets in 21 states, including chains, independent restaurants, hospitals and other institutions.

Vince Keller, President of The IJ Company, said: "We selected the Retalix Power Enterprise suite, because it is the only fully integrated solution that is tailored for foodservice distribution. We were impressed with the breadth of the solution, and the proven capabilities and the professionalism of the people behind it."

Victor Hamilton, President and CEO of Retalix USA, said: "We are very pleased to have been selected by The IJ Company to provide them with a fully integrated suite of enterprise software applications to manage all of their strategic business processes. The IJ Company has grown into one of the nation's largest foodservice distributors through their focus on excellent customer service, and Retalix's synchronized solutions will provide the technology platform to build on that success and increase the efficiency of their operations."

Implementation of Retalix Power Enterprise in the IJ Company has already started, and is scheduled to be completed in 2006.

About IJ Company
IJ Company is one of the top ten foodservice distributors in the U.S.A, with $575 million in annual revenue. IJ offers a variety of products from every manufacturer in the industry. IJ Company's large volume gives them purchasing power and economies of scale that make their prices very competitive. More information available at www.ijcompany.com


About Retalix Ltd.

Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. Retalix offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 50 countries, Retalix markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the company's web site at www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers, distributors, and suppliers, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                                      # # #

                                  EXHIBIT 10.3


CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
 (310) 231-8600                                         Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940


FOR IMMEDIATE RELEASE

                    Retalix Forms Alliance with Fujitsu Korea
                      For Sales and Support in South Korea

      Partnership offers Retalix StoreLine, StorePoint, Fuel, PocketOffice,
          Headquarters and DemandAnalytix solutions to Korean retailers

Ra'anana, Israel, July 12, 2005 -- Retalix Ltd. (Nasdaq: RTLX) announced today that it has entered into an alliance with Fujitsu Korea Limited (FKL), to market and support Retalix's StoreLine, StorePoint, PocketOffice, Fuel, Headquarters and DemandAnalytix products in South Korea.

Fujitsu Korea Limited, owned by Fujitsu in Japan, is a leading IT solution provider in South Korea. Established in 1974, the Company has annual revenues of over US$300 Million. FKL provides both hardware (from servers and storage to POS terminals and PDAs), as well as business software and e-business solutions. FKL's customers include many of Korea's leading retail chains.

The Korean grocery market is highly competitive, and the country's leading retailers are looking to break away from the traditional legacy systems and deploy modern, flexible information systems that will enable more efficient operations and closer relationships with their customers. As part of the agreement, Fujitsu Korea has established a retail sales team focusing on enterprise accounts, and several retail chains are currently evaluating Retalix solutions.

Solutions that will be offered to Korean retailers under the agreement include:

                 o Retalix StoreLine is an advanced in-store solution that addresses grocery industry requirements by offering hardware-independent POS, back office and mobile functionality, ease of use, system robustness and the ability to process critical data in real time across multiple sales channels and formats.

                 o Retalix StorePoint is a comprehensive family of applications, which provide operators of convenience stores, fueling stations and quick service restaurants with the flexibility to support their multi-concept sites, combining various food service, fuel and retail formats, with one integrated solution.

                o Retalix PocketOffice (RPO) is a suite of integrated mobile applications, which allow operators to perform many back-office and POS operations from anywhere around the store.

                o Retalix Fuel is an application tightly integrated into StoreLine, StorePoint and Retalix PocketOffice products. Retalix Fuel can also be installed as a stand-alone product.

                o Retalix HQ is a browser-based suite of applications for the retail enterprise and store management. Retalix HQ provides a shared environment for reusable layers like GUI, business logic, database architecture, synchronization engines, and security accessibility.
                               Retalix HQ's modularity allows smooth migration towards a complete centralized headquarters solution.

                o Retalix DemandAnalytix (DAX) is a Demand Forecasting and Computer Generated Ordering (CGO) solution, designed to improve the retailer's product availability, inventory management and overall supply chain efficiency. DemandAnalytix uses unique algorithms to interpret POS sales data and inventory data, forecast store-level demand and optimize replenishment orders.

Mr. Park Hyung Kyu, CEO of Fujitsu Korea, said, "We are very pleased to be bringing Retalix's integrated suite of software solutions to the Korean retail industry. Retalix's point-of-sale and enterprise-level applications have been proven in global implementations with a number of leading multi-national and multi-lingual retail organizations. Fujitsu Korea is committed to providing Korea's retailers with a competitive edge by combining proven retail technologies with world-class support and understanding of our customers' business priorities."

Yoni Stutzen, EVP International Business Division of Retalix Ltd., said: "For over 20 years Retalix and Fujitsu have had a solid relationship in the USA. Now, the formation of a partnership in Korea will provide both companies the opportunity to capture a significant share of the Grocery and Convenience Store market in this growing economy. Retalix's global reputation for technology leadership and our success implementing solutions in multi-lingual retail organizations, including Asian languages, provides a strategic advantage over local and foreign software vendors."

About Retalix Ltd.

Retalix Ltd. provides integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide. Retalix solutions are installed in supermarkets, convenience stores, fuel stations, and quick service restaurants, as well as foodservice, grocery, convenience products, and fast moving consumer goods distribution organizations. The Company offers a full portfolio of software applications that automate essential retailing, distribution and supply chain management operations. These applications enable users to increase operating efficiencies, while improving customer acquisition, retention and profitability. With more than 34,000 installations across 50 countries, Retalix develops and supports its software through more than 1,200 employees in its various subsidiaries and offices worldwide.
For further information, please visit the Company's web site at www.retalix.com



Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                                      # # #

                                  EXHIBIT 10.4

CCG Investor Relations                                  Retalix USA
Crocker Coulson, President                              Victor Hamilton, CEO
(310) 231-8600                                          (469) 241-8400
crocker.coulson@ccgir.com                               infousa@retalix.com

FOR IMMEDIATE RELEASE

                   Kum & Go Convenience Stores Moves to Reduce
                           Out-Of-Stocks Using Retalix
                                 DemandAnalytix

              Retalix demand forecasting and replenishment solution
               to be deployed in the chain's 420 sites in the USA

Plano, TX, July 18, 2005 - Retalix USA (NASDAQ: RTLX), announced today that Kum & Go L.C., a leading convenience store chain operator with over 420 stores, has selected the Retalix DemandAnalytix (DAX) demand forecasting and replenishment solution for a company-wide implementation.

Retalix DemandAnalytix (DAX) is a Demand Forecasting and Computer Generated Ordering (CGO) solution, which enables retailers, manufacturers and distributors to improve product availability, inventory management and overall supply chain efficiency. DemandAnalytix utilizes unique algorithms to interpret POS sales data and inventory data, forecast store-level demand and optimize replenishment orders, while taking into account the full complexity of the c-store retail environment.

With more than 420 convenience stores and 4,000 employees in 13 states, Kum & Go is the 22nd largest convenience store chain in the USA. For over 45 years Kum and Go has been focused on customer service and convenience.

"Eliminating out-of-stocks and providing the customers with the highest possible level of product availability have been identified as Kum & Go's highest priorities," said Kym Howe, Vice President of Information Technology. "We are very excited about Retalix's DemandAnalytix proven capabilities in helping reduce out-of-stocks and improve store-level replenishment. We anticipate that Retalix will significantly streamline our ordering process."

Victor Hamilton, CEO of Retalix USA, said: "Retalix DemandAnalytix has already been proven as a great means to improve the supply chain efficiencies of both grocery retailers and of manufacturers. We are excited about the opportunity that Kum & Go is giving us to extend the benefits of DAX into the C-Store market. The customers of Kum & Go will soon feel the improvement in the product availability and enjoy even more the chain's excellent customer service."

Project work is already under way for the stores, which are planned to go live in Q4 2005. The rollout to the full chain will be completed in 2006.

About Kum & Go, L.C.
Founded on old-fashioned customer service, Kum & Go is a pioneer in the convenience store industry. Based in Des Moines, Iowa, Kum & Go began in 1959 in Hampton, Iowa and has grown to more than 420 convenience stores in 13 states (Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, North Dakota, Oklahoma, South Dakota, Colorado, Arkansas, Wyoming and Wisconsin). Thanks to the efforts of its nearly 4,000 associates, Kum & Go convenience stores continue to lead the industry in customer service and convenience. In addition to a wide selection of products, Kum & Go provides customers a proprietary mix of products under the well-known Hiland brand name including gourmet coffee, water, potato chips, sandwiches and snack nuts. Kum & Go has maintained 45 years of dedicated community commitment, each year returning 10 percent of its profits to the communities it serves. Kum & Go is the United State's 22nd largest convenience store chain. For more information on Kum & Go, visit www.kumandgo.com.

About Retalix Ltd.

Retalix Ltd., with its North American headquarters in Plano, TX, provides integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide, including supermarkets, convenience stores, fuel stations, and quick service restaurants, as well as foodservice distributors, grocery distributors, convenience products distributors, and fast moving consumer goods distributors. The Company offers a full portfolio of software applications that automate essential retailing, distribution and supply chain management operations. These applications enable users to increase operating efficiencies, while improving customer acquisition, retention and profitability. With more than 34,000 installations across 50 countries, Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #

                                  EXHIBIT 10.5



CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
 (310) 231-8600                                         Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940


FOR IMMEDIATE RELEASE

                   Tesco Begins Worldwide Upgrade of Stores to
                        Retalix StoreLine V8 and Retalix
                                  PocketOffice

       Kipa Hypermarkets in Turkey are the first Tesco Stores to implement Retalix's Windows-based POS, Back Office and Mobile PocketOffice applications

Ra'anana, Israel, July 26, 2005 -- Retalix Ltd. (Nasdaq: RTLX) announced today that Tesco PLC, one of the world's leading retail chains, has begun a worldwide upgrade of its store systems to Retalix StoreLine V8 with POS, Front Office, Back Office and Mobile PocketOffice applications.

The first Tesco store to implement the complete Retalix solution is a Kipa hypermarket in Turkey, which has been running the system successfully since June. The store is located in Bodrum, with 35 tills, 10 Retalix PocketOffice units, and 11 Terminal servers.

This pilot is an important milestone for Tesco and Retalix, which has served as a key technology partner to Tesco for over a decade. Currently, the Retalix StoreLine V7 solution is installed in over 2,000 Tesco sites worldwide. The "Tesco in a box" solution, including the Retalix applications, will be the standard platform for all Tesco stores in the UK, Europe, and Asia.

The Retalix solution includes Windows-based StoreLine POS, Front Office and Back Office applications, including Cash Office, Receiving, Inventory Management and Shelf Labeling. The integrated system streamlines store operations and inventory management, thus allowing employees to spend more time on the sales floor, providing better service to customers. In addition, the mobile solution Retalix PocketOffice is fully integrated into the system, and is used for receiving and counting stock, enabling employees to update critical information from anywhere in the store.

Retalix has fulfilled the role of preferred IT partner for Tesco since 1995 and has been at the forefront of developing innovative software solutions designed to meet the requirements of Tesco's "International Strategy" initiative that mandates a uniform standardization of retailing software technology in every geographic territory.

Colin Cobain, Group IT Director in Tesco, commented: "The new Retalix solution will help us to improve availability and price integrity in our stores across the world and will mean more staff on the shop floor serving our customers. The system has been running successfully with excellent performance and stability in Turkey, and we are looking forward to seeing the benefits of the planned global deployment of this solution in all of our stores."


Barry Shaked, President and CEO of Retalix Ltd, said: "Retalix is proud to serve as a key technology partner to Tesco, which has earned a reputation as one of the most innovative and efficient retailers in world. We are committed to working closely with Tesco to develop software solutions that support their goals of standardization across their global retailing organization, while continuing to enhance the functionality, reliability, and usability of the applications we deliver."

About the Tesco Group
Tesco PLC, the UK's number 1 supermarket, operates over 2,300 stores in the UK, Ireland, Hungary, Poland, Czech Republic, Slovakia, Turkey and Asia. Tesco's operations include convenience ("Tesco Express"), small urban stores ("Tesco Metro"), hypermarkets ("Tesco Extra"), financial services and a telecoms business. Tesco is also a leader in online grocery sales through its online store at www.tesco.com


About Retalix Ltd.

Retalix Ltd. provides integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide. Retalix solutions are installed in supermarkets, convenience stores, fuel stations, and quick service restaurants, as well as foodservice, grocery, convenience products, and fast moving consumer goods distribution organizations. The Company offers a full portfolio of software applications that automate essential retailing, distribution and supply chain management operations. These applications enable users to increase operating efficiencies, while improving customer acquisition, retention and profitability. With more than 34,000 installations across 50 countries, Retalix develops and supports its software through more than 1,200 employees in its various subsidiaries and offices worldwide.

For further information, please visit the Company's web site at www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the ability to complete the conditions necessary for TCI's merger with Retalix, the integration of Retalix's acquisition of TCI as well as its other acquisitions, management of the anticipated increased market share of supply chain solutions and enterprise-wide solutions, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services and broader integrated offerings and solutions, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the continuing integration of Retalix's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.